Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2Date of Material Change

January 27, 2017

Item 3News Release

The news release was disseminated on January 27, 2017 by way of the facilities of Market News and Canada Stockwatch.

Item 4Summary of Material Change

The Company announced a change in management.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

The Company announced that Mr. Bob Rai has been appointed as Interim Chief Executive Officer of VANC effective immediately.  Mr. Rai has been a director of the Company since June 2015.

Mr. Rai is a graduate of the University of British Columbia with Bachelor of Science Degrees in Biochemistry and Pharmaceutical Science.  Mr. Rai recently operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 21 years, he has had several successful entrepreneurial and charitable endeavors.  In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States.  The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada.

Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com).  He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006.  As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

In 2013 Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his over 20 years of community and volunteer work.  He is also the recipient of the National Professional Achievement Award as a Pharmacist. His charitable and community volunteer activities include: Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science, Director of Tapestry Foundation for Health Care, Rotary Club of Vancouver Fraserview and Chair of “A Night of Miracles” for BC Children’s Hospital.

The Company also wishes to announce that it has granted 300,000 incentive stock options to Mr. Rai pursuant to the terms and conditions of the Company’s stock option plan at $0.22 per share for a period of five (5) years subject to regulatory regulations.

Mr. Nayyar has resigned as CEO effective immediately.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Eugene Beukman, Chief Financial Officer and Director

Business Telephone:604 687 2038
Facsimile:604 687 3141

Item 9Date of Report

January 27, 2017